UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 8, 2019, Sol-Gel Technologies, Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) between the Company and Jefferies LLC (the “Underwriter”), relating to an offering (the “Offering”) of an aggregate of 1,250,000 ordinary shares (the “Firm Shares”) of the Company, par value NIS 0.1 per share, at a public offering price of $8.00 per ordinary share. Pursuant to the Underwriting Agreement, the Company has also granted the Underwriter a 30-day option to purchase up to an additional 187,500 ordinary shares (the “Option Shares,” and, together with the Firm Shares, the “Shares”) at the public offering price, less underwriting discounts and commissions. The description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached hereto as Exhibit 1.1.

On August 8, 2019, the Company issued a press release announcing the pricing of the underwritten public offering, a copy of which press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The Shares are being sold pursuant to a prospectus supplement, dated August 8, 2019, and related prospectus, dated April 10, 2019, each filed with the U.S. Securities and Exchange Commission, relating to the Company’s registration statement on Form F-3 (File No. 333-230564).

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1: Underwriting Agreement, dated August 8, 2019, between the Registrant and Jefferies LLC.

Exhibit 5.1: Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.

Exhibit 23.1: Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. (included in Exhibit 5.1).

Exhibit 99.1: Registrant’s press release entitled: “Sol-Gel Announces Pricing of Public Offering of Ordinary Shares”.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 8, 2019	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer